

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 17, 2007

Mr. Horng Dih Lee
Northern Orion Resources, Inc.
250-1075 West Georgia Street
Vancouver, British Columbia
Canada V6E 3C9

      Re: **Northern Orion Resources, Inc.**
              Form 40-F for the Fiscal Year Ended December 31, 2006
              Filed April 3, 2007
              File No. 1-31927

Dear Mr. Lee

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2006

Controls and Procedures

Management Report on Internal Control Over Financial Reporting

1.   You state, "Management has concluded that, as of December 31, 2006, our
        internal controls over financial reporting is effective based on the criteria set forth
        by the Committee of Sponsoring Organizations of the Treadway Commission
        ("COSO")…" However, you disclose two "weaknesses" in your internal controls
        over financial reporting. Please tell us whether the weaknesses identified are
        material as defined by PCAOB Auditing Standard No. 2. To the extent these
        weaknesses are material you may not conclude that your internal control over
        financial reporting is effective. Refer to General Instruction B(6)(c)(3) of Form
        40-F for additional guidance.

        In addition, we note your certifying officers also concluded that your disclosure
        controls and procedures were effective as of December 31, 2006. Please expand
        your disclosure to explain how your disclosure controls and procedures were
        determined to be effective in light of the identified weaknesses.

Document 3 - Audited Annual Financial Statements

Note 16 – Differences in Generally Accepted Accounting Principles between Canada and
the United States, page 19

2.   We note that you hold a 12.5% indirect interest in the Bajo de la Alumbrera mine
        held by Minera Alumbrera Ltd. and account for this investment under the equity
        method. Please tell us the extent to which you considered, identified and adjusted
        for material U.S. GAAP differences in this equity method investment's financial
        statements when preparing your U.S. GAAP reconciliation.

Exhibit 99.6 – Consent of Independent Registered Chartered Accountants

3.   Please obtain a signed consent from your auditors and include it in an amendment
        to your filing in accordance with General Instruction D-(9).

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to

provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracie Towner at (202) 551-3744 or Jenifer Gallagher at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller

Branch Chief